Mail Stop 0510


June 2, 2005


Via U.S. mail and facsimile

Mr. David Bearman
Hughes Supply, Inc.
Corporate Office
One Hughes Way
Orlando, Florida 32805


Re: 	Hughes Supply, Inc.
Registration Statement on Form S-4
Filed May 10, 2005
File Nos. 333-124792 and 333-124792-01 through 38

Form 10-K for the year ended January 31, 2005
Filed April 12, 2005
File No. 001-08772


Dear Mr. Bearman:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4 FILED MAY 10, 2005

General

1. If you intend to rely on the position the staff has taken in Exxon
Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter stating that you are registering your exchange offer in reliance on our position contained in these letters and include the representations contained in Morgan Stanley & Co., Inc. (June 5,
1991) and Shearman & Sterling (July 2, 1993).

Table of Additional Registrants

2. We note that Hughes Supply Management Services, Inc. is a guarantor on the notes and is listed as an additional registrant.
However, it does not appear that this co-registrant has registered on
EDGAR.  Please revise accordingly.

Front Cover Page of Prospectus

3. As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of your exchange offer.
See Question and Answer 8 set forth in SEC Release 34-16623 (March
5,
1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule
14d-1(g)(3) of the Exchange Act.

4. Please briefly describe the guarantees and guarantors on the cover page, as required by Item 501 of Regulation S-K.

Inside Front Cover Page of Prospectus

5. Please disclose the information required by Items 2(1) and 2(2) of
Form S-4.

Forward-Looking Statements, page ii

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with your exchange offer.

Summary, page 1

7. Please provide a brief statement as to the accounting treatment of your exchange offer. See Item 4(a)(5) of Form S-4.

8. Please include a brief summary of the material provisions of the indenture governing the notes.

Use of Proceeds, page 15

9. Please disclose with quantification how you used or intend to use the proceeds raised from the issuance of the original notes in October 2004.

The Exchange Offer, page 19

Expiration Date; Extensions; Amendments, page 20

10. You reserve the right "to delay accepting any original notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

11. Please reconcile your disclosure in the third bullet point in the first paragraph on page 21 with your disclosure in the last paragraph on page 20.

Conditions to the Exchange Offer, page 27

12. All conditions to your exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate your exchange offer, must be satisfied or waived at or before the expiration of your exchange offer. The language on page
28, that you could assert conditions "from time to time" suggests that you might assert or waive conditions after expiration.
Please
revise your language in this section and throughout your document accordingly.

13. We note that one of the conditions to your exchange offer is that your exchange offer is not prohibited under applicable law, rule or regulation or SEC policy. Please confirm your understanding that "applicable law" and SEC policy are not regulatory approvals, and therefore conditions relating to those items must be satisfied or waived prior to expiration.

14. Please revise to disclose all conditions to your exchange offer under "Summary of the Exchange Offer - Conditions to the Exchange
Offer" on page 4. In this regard, we note that the condition in the last sentence of this section regarding stop orders is not disclosed in the summary section.

15. You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally. In addition, please disclose that it you waive a condition to your exchange offer you will extend the offer period, if necessary, so that at least five business days remain in your exchange offer following notice of the waiver.

Return of Original Notes, page 24

16. We note that you will return unaccepted, withdrawn or otherwise non-exchanged original notes "as promptly as practicable" after the expiration or termination of your exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the original notes "promptly" upon expiration or termination of your exchange offer, as applicable. Please revise your language in this section and throughout your document accordingly.

Description of the Notes, page 29

17. Please revise the first sentence of this section to remove the implication that investors do not have rights that relate to the description of the notes in your prospectus.

Important Federal Income Tax Considerations, page 38

18. Please revise the heading to this section and the disclosure that follows to clarify that you are discussing all "material" rather than
"certain" or "important" tax considerations of your exchange offer.

19. Your disclosure in this section is qualified by the use of the term "should" and suggests uncertainty about the tax consequences of your exchange offer. Please revise to provide a more definitive statement. In this regard, we note your disclosure under "Summary of the Exchange Offer - Federal Income Tax Consequences" on page 4 that your exchange offer "will not" result in gain or loss to a security holder.

20. Please delete the statement that your discussion is "for general information only." This language may suggest that you do not have full responsibility under the federal securities laws for your discussion.

Combined Financial Statements of Western States Electric Inc....,
page F-1

Report of Independent Certified Public Accountants, page F-2

21. We note that the report of Grant Thornton does not refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please provide us with your analysis of how this report complies with Auditing Standard No. 1 of the PCAOB, or revise the report. Also refer to our Release 33-8422.

Part II - Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financials Statement Schedules, page II-1

22. Please file Exhibits 3.62, 3.63 and 21.1. In addition, please revise this section to list Exhibits 3.80 through 3.83.

Exhibit 5.1

23. Please identify the guarantors. In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation of each guarantor. Matters governed by corporate law, such as having authority to enter into the indenture, guarantees and note, impact the binding nature of the parties` obligations under the notes and guarantees. In this regard, we note the limitation set forth in the seventh paragraph of the legal opinion. Please revise accordingly.

24. We note the assumptions listed in clauses (i) through (v) of the fifth paragraph of the legal opinion. These assumptions are not appropriate as to your company or any of the guarantors. Please revise accordingly.

Exhibit 99.1

25. Please revise your letter of transmittal as appropriate to reflect the comments set forth above.

26. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read,"
"reviewed" or "understands" all of the terms of your exchange offer.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2005

Financial Statements

Note 7 - Total Debt

27. Please refer to the letter you received from Leslie Overton, Associate Chief Accountant, dated March 31, 2005. In light of Ms. Overton`s statement that you should provide the full condensed consolidating financial information specified in Rule 3-10(f)(4) without abbreviation and should also provide separate audited financial statements for your captive insurance subsidiary Hughes Insurance Company, Ltd. ("HIC"), it is unclear to us why you have provided the abbreviated narrative disclosure discussed in Note 1 to
Rule 3-10(f). Based on a review of the exhibit listing to your Form
S-4 and a review of other recent filings, it does not appear that you have amended your debt agreement to remove HIC as a guarantor subsidiary. It is not clear to us how you determined that you met the criteria to provide this abbreviated disclosure. We also note that HIC is not listed in the table of additional registrants at the front of your Form S-4. Please advise or revise.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event that the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Thompson, Staff Accountant, at
(202)
551-3737 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director



cc:	Mr. John Z. Par
Hughes Supply, Inc.
Corporate Office
One Hughes Way
Orlando, Florida 32805

Mr. Tom McAleavey
Holland & Knight LLP
P.O. Box 1526
200 South Orange Ave., Suite 2600
Orlando, Florida 32801
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Mr. David Bearman
Hughes Supply, Inc.
June 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE